April 11, 2006

Mr. Robert Telewicz

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

We are writing in response to your letter dated March 30, 2006 with respect to the Company’s Form 10-K for the year ended December 31, 2005.  The responses are provided in sequentially numbered paragraphs corresponding to the numbered paragraphs of your letter.  Our responses to your comments are as follows:

Consolidated Statement of Shareholders’ Equity

Comment No. 1 Response:

The following is our analysis of our distributions in comparison to the cash flows from operations:

	2005	2004
Distributions to shareholders	$2,128,916	$1,734,172
Distributions to minority interest holders	168,877	155,312
Total Distributions	2,297,793	1,889,484
Cash flows from operations	1,768,790	1,428,602
Shortfall	$529,003	$460,882

The Company uses a variety of sources to fund its cash needs in addition to operations. The Company may sell marketable securities, borrow on its line of credit, refinance debt, issue debentures, or raise capital through its Dividend Reinvestment Plan.  This information is disclosed in the Company’s MD&A in the December 31, 2005 annual report on form 10-K, page 24, Liquidity and Capital Resources and Changes in Financial Condition.

Comment No.2 Response:

The Company allocates distributions to Retained Earnings to the extent that there are Retained Earnings.  Distributions in excess of Retained Earnings are debited to Additional Paid in Capital since they are considered to be distributions from the Company’s capital.

Comment No. 3 Response:

The difference between the distributions disclosed in the Consolidated Statements of Shareholders’ Equity and the distributions disclosed in the financing sections of the Statement of Cash Flows is as follows:

	2005	2004	2003
Distributions per Statement of Shareholders’ Equity	$2,128,916	$1,734,172	$1,178,504
Dividends Per Cash Flow	$1,681,265	$1,316,763	$913,994
Non-cash dividends due to dividend reinvestment	$447,651	$417,409	$264,510

These non-cash dividend reinvestments are disclosed in Note 15 – Supplemental Cash Flow Information.

Note 1 – Organization and Summary of Significant Accounting Policies

Buildings, Improvements and Equipment, page 46

Comment No. 4 Response:

The Company’s methods of depreciation are generally as follows:

•

Buildings – Straight-line depreciation over 39 years using a mid-year convention.  This is not a material departure from GAAP as the only years affected are the year the asset is placed in service and the year the asset is fully depreciated.

•

Improvements – Straight-line over useful life, generally 7 - 15 years

•

Equipment – Straight-line over useful life, generally 5 years

The Company is a 63% owner in Wheeling Partners, LLC (which owns the property in Wheeling, Illinois).  The Company consolidates this entity.   Wheeling Partners, LLC uses accelerated depreciation for its 15, 7 and 5 year property with a total cost basis of $501,069.  The difference in depreciation as computed on a basis in accordance with GAAP versus that used by the Company was approximately $22,000 for 2005 which was 1.9% of net income.

The Company will disclose the actual methods of depreciation for each major class of depreciable asset in future filings.

Note 3 – Acquisitions

Comment No. 5 Response:

In applying the disclosure requirements of SFAS 141, the Company considered the acquisitions to be acquisitions of real estate assets and not acquisitions of existing businesses.  The Company considered the following:

•

Par. 51(e), condensed balance sheet:  In each acquisition, the Company acquired only land, buildings and improvements, and intangible assets.  These assets were disclosed in Note 2 – Real Estate Investments.

•

Par. 54 and 55, pro forma results of operations of the business combination for the current and the comparable prior period:  In each acquisition, the Company only acquired an income producing asset with a net-lease.  In the case of the real estate asset in El Paso, the Company purchased a 65% interest in Jones EPI LLC which had no operations before the purchase of the real estate asset.  The information regarding the ongoing operations of these net-leased properties is provided in narrative form in Note 3 of the Company’s 2005 annual report on form 10-K.

Note 7 – Intangible Assets, page 58

Comment No. 6 Response:

The Company’s investments in real estate consist of single-tenant industrial buildings subject to net-leases.   To date, the Company has not provided tenant improvement allowances nor has purchased any vacant buildings.  Management considers each acquisition of property to determine cost allocation of the purchase price, considering the guidance in SFAS 141.

Upon acquisition of a property, the Company allocates the purchase price of the property based on the fair value of the assets acquired, including in-place leases and above and below market leases.  Management obtains third-party appraisals for each acquisition and estimates the “dark value” from the third-party appraisal.  In the acquisitions prior to 2005, management determined from the third-party appraisals that the difference was immaterial.

Management then determines whether there is any above or below market lease value based on information contained in the third-party appraisal and the lease.  In most cases, the rental rates are market rates due to the Company normally purchasing new buildings with new leases.   In the purchases made prior to 2005, the rental rate was not materially different from market and therefore, there was no allocation of the purchase price to intangible assets.

Note 8 – Debt

Convertible Subordinated Debenture, page 59-61

Comment No. 7 Response:

The conversion prices of both issuances of convertible debt are subject to adjustment only as follows:

•

Section 12.04 of the Indenture dated as of October 23, 2003 and the Indenture dated as of March 30, 2005 provide adjustment of the conversion price as follows:

1)

The Company pays a stock dividend.

2)

The Company issues rights, options or warrants to all holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the current market price per share.

3)

The Company’s Common Stock is subdivided into a greater number of shares of Common Stock (a stock-split).

4)

The Company distributes to all holders of its Common Stock shares of any class of capital stock or property.

8)

The Company may make such decreases in the Conversion Price, for the remaining term of the Securities or any shorter term, as it considers to be advisable in order to avoid or diminish any income tax to any holders of shares of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock for from any event treated as such for income tax purposes.

10)

The Company from time to time may reduce the Conversion Price by any amount for any period of time if the period is at least twenty (20) days, the decrease is irrevocable during such period and the Board of Directors shall have made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive.

There are no variable conversion prices other than the reduction allowed in Section 12.04, item 10 above.

Upon issue of the Company’s Convertible Subordinated Debentures, the Company determined the following:

•

The conversion option was not an embedded derivative since under paragraph 11(a) of SFAS 133, a separate option with the same terms would not be considered a derivative.

•

The call option of the debt agreement is not an embedded derivative since the call option was considered to be clearly and closely related to the economic characteristics and risks of the debt agreement.

In addition, management acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•

The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/Anna T. Chew________

ANNA T. CHEW

Chief Financial Officer